SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Access Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

00434L109

(CUSIP Number)

Global Infrastructure Investors II, LLC

Attention: Joseph Blum

12 East 49th Street

New York, New York 10017

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends the Schedule 13D filed with the Securities and Exchange Commission on June 25, 2012, as previously amended (the “Schedule 13D”), relating to the Common Units representing limited partner interests (the “Common Units”) of Access Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”) by each of the following persons (each a “Reporting Person” and collectively the “Reporting Persons”): Global Infrastructure Investors II, LLC (“Global Investors”), Global Infrastructure GP II, L.P. (“Global GP”), GIP II Eagle Acquisition Holdings GP, LLC (“Eagle GP”), GIP II Eagle Holdings Partnership, L.P. (“Eagle Holdings”), GIP II Hawk Holdings Partnership GP, LLC (“Hawk GP”), GIP II Hawk Holdings Partnership, L.P. (“GIP II-Hawk”), GIP II Eagle 2 Holding, L.P. (“Eagle 2”) and GIP II Hawk 2 Holding, L.P. (“Hawk 2”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On June 14, 2014, Eagle Holdings, GIP II-Hawk, Eagle 2 and Hawk 2 (collectively, the “Sellers”) and The Williams Companies, Inc. (“Williams”) entered into a purchase agreement (the “Purchase Agreement”), pursuant to which Sellers agreed to sell to Williams and Williams agreed to buy from Sellers, for cash consideration of $5,995,000,000, subject to certain adjustments, 48,742,361 Common Units and 6,340,022 Class B Units of the Issuer, as well as 500 units of Access Midstream Ventures, L.L.C. (“AMV,” with such units of AMV, the “AMV Units” and, together with such Common Units and Class B Units, the “Subject Interests”). The AMV Units constitute 50 percent of the outstanding equity interests of AMV. AMV is the sole member of Access Midstream GP, L.L.C. (the “General Partner”), the general partner of the Issuer. The Subject Interests represent all of the Common Units, Class B Units and AMV Units held by the Reporting Persons.

Further pursuant to the Purchase Agreement, the Sellers have agreed to use their best efforts to cause their designees to the board of managers of AMV and to the board of directors of the General Partner to resign, or to cause the removal thereof, effective upon the closing of the transactions contemplated by the Purchase Agreement.

The Purchase Agreement contains customary representations and warranties of the Sellers and Williams and customary covenants, including covenants with respect to efforts to consummate the Purchase Agreement.

Under the Purchase Agreement and subject to certain limitations and survival periods, the Sellers have agreed to indemnify Williams and certain of its affiliates and each of their respective indirect and direct equity holders, members, directors, managers, officers, employees and agents, for certain breaches of Sellers’ representations, warranties and covenants in the Purchase Agreement. Further, under the Purchase Agreement and subject to certain limitations and survival periods, Williams has agree to indemnify the Sellers and their respective affiliates and each of their respective indirect and direct equity holders, members, directors, managers, officers, employees and agents, for certain breaches of Williams’s representations, warranties and covenants in the Purchase Agreement.

The Purchase Agreement grants both the Sellers and Williams the right to terminate the Purchase Agreement under certain circumstances, including, subject to certain exceptions, (i) by mutual written consent of the Sellers and Williams, (ii) if a governmental authority issues a non- appealable order restraining the transactions under the Purchase Agreement, (iii) for breaches of representations, warranties or covenants that remain uncured, (iv) in the case of the Sellers, if the conditions to closing have been satisfied (or are capable of being satisfied) or waived and the Buyer fails to consummate the transactions under the Purchase Agreement within two business days following notice, or (v) if the closing of the transactions contemplated by the Purchase Agreement do not occur by December 31, 2014.

The closing of the transactions contemplated by the Purchase Agreement is subject to certain conditions, including, among other conditions, (i) the absence of any law or order making illegal the consummation of the transactions under the Purchase Agreement, and (ii) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as exhibit to this Schedule 13D, and incorporated herein by reference.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as exhibit to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangement, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Schedule 13D, dated February 1, 2013, filed by Global Infrastructure Investors II, LLC).

2	Purchase Agreement, dated June 14, 2014, by and among GIP II Eagle Holdings Partnership, L.P., GIP II Hawk Holdings Partnership, L.P., GIP II Eagle 2 Holding, L.P. and GIP II Hawk 2 Holding, L.P., as Sellers, and The Williams Companies, Inc., as Buyer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2014

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GLOBAL INFRASTRUCTURE GP II, L.P.
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GIP II EAGLE ACQUISITION HOLDINGS GP, LLC

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Officer

GIP II EAGLE HOLDINGS PARTNERSHIP, L.P.
by:	GIP II Eagle Acquisition Holdings GP, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Officer

GIP II HAWK HOLDINGS PARTNERSHIP, L.P.
by:	GIP II Hawk Holdings Partnership GP, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Officer

GIP II HAWK HOLDINGS PARTNERSHIP GP, LLC

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Officer

GIP II EAGLE 2 HOLDING, L.P.
by:	GIP II Eagle 2 Holding GP, LLC, its general partner
by:	GIP II-B Eagle AIV 1, L.P., its managing member
by:	Global Infrastructure GP II, L.P., its general partner
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GIP II HAWK 2 HOLDING, L.P.
by:	GIP II Eagle 2 Holding GP, LLC, its general partner
by:	GIP II-B Eagle AIV 1, L.P., its managing member
by:	Global Infrastructure GP II, L.P., its general partner
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary